UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-44783 |

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LYSTER WATSON SECURITIES, INC.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

135 E 57th STREET, 23 FL
(No. and Street)

NEW YORK (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ALAN DANNEELS (212) 841-6810
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RBSM LLP
(Name – *if individual, state last, first, middle name*)

805 Third Avenue, Suite 1430 (Address) New York (City) NY (State) 10022 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**





## OATH OR AFFIRMATION

I Robert Lyster, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LYSER WATSON SECURITIES, INC., as of December 31, 2017____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

Robert Lyster
Signature
CEO
Title

CLAUDIA TAYLOR
NOTARY PUBLIC, State of New York
No. 01TA5068172
Qualified in Kings County
Commission Expires 10/28/2018

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Exemption Report pursuant to Securities and Exchange Commission Rule 17a5(d)(4)

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**Lyster Watson Securities, Inc.**

**Statement of Financial Condition**

**Report of Independent Registered Public Accounting Firm**

**December 31, 2017**

**Lyster Watson Securities, Inc.**

Index



RBSM LLP
Accountants & Advisors

805 Third Avenue
14TH Floor
New York, NY 10022
212.838.5100
212.838.2676/ Fax
www.rbsmllp.com

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and Board of Directors of
Lyster Watson Securities, Inc.
New York, NY

***Opinion on the Financial Statements***

We have audited the accompanying statement of financial condition of Lyster Watson Securities, Inc. (the "Company"), as of December 31, 2017, and the related notes (collectively referred to as the "financial statements"). In our opinion, the statement of financial condition present fairly, in all material respects, the financial position of the Company as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

***The Company's Ability to Continue as a Going Concern***

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has a history of losses and accumulated deficit. Furthermore, the Company is reliant on several large client referral fees and it is uncertain on how long this will continue. Management's evaluation of the events and conditions and management's plans regarding those matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to that matter.

***Basis for Opinion***

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

RBSM LLP

We have served as the Company's auditor since 2016.

New York, NY
March 15, 2018

New York, NY Washington DC Mumbai & Pune, India San Francisco, CA Las Vegas, NV Beijing, China Athens, Greece

Member: ANTEA Alliance with offices in major cities worldwide

## Lyster Watson Securities, Inc.

## Statement of Financial Condition
## December 31, 2017

### Assets

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 42,277 |
| Referral fees receivable | | 178,919 |
| Prepaid expenses | | 2,543 |
| Other assets | | 4,191 |
| Total assets | $ | 227,930 |

### Liabilities and Stockholders' Equity

| | | |
|---|---|---|
| Liabilities: | | |
| Referral fees payable | $ | 25,168 |
| Accrued expenses | | 27,327 |
| Deferred tax liability, net | | 11,372 |
| Total liabilities | | 63,867 |
| Commitment | | |
| Stockholders' equity: | | |
| Common stock, par value $.01 per share; 10,000 shares authorized; 200 shares issued and 195.07 shares outstanding | | 2 |
| Additional paid-in capital | | 1,020,938 |
| Treasury stock, 4.93 shares outstanding, at cost | | (16,640) |
| Accumulated deficit | | (840,237) |
| Total stockholders' equity | | 164,063 |
| Total | $ | 227,930 |

See Notes to Financial Statements.

**Lyster Watson Securities, Inc.**

**Notes to Financial Statements**

**Note 1 - Organization and summary of significant accounting policies:**
### Organization:
Lyster Watson Securities, Inc. (the "Company") was incorporated in Delaware on January 22, 1992. The Company is a limited purpose broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of both the Financial Industry Regulatory Authority ("FINRA") and Securities Investor Protection Corporation ("SIPC"). The Company operates under the exemptive provisions of SEC Rule 15c3-3k(2)(i).

The Company derives its revenues primarily from referral fees from hedge fund managers.

The accompanying financial statement has been prepared from the separate records maintained by the Company and, due to certain transactions and agreements with affiliated entities, such financial statements may not necessarily be indicative of the financial condition that would have existed or the results that would have been obtained from operations had the Company operated as an unaffiliated entity.

### Going Concern:
The accompanying financial statements have been prepared in conformity with GAAP, which contemplates continuation of the Company as a going concern. The Company has a history of losses and an accumulated deficit. Furthermore, the Company is reliant on several large client referral fees and it is uncertain on how long this will continue. The financial statements of the Company do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classifications of liabilities that might be necessary should the Company be unable to continue as a going concern.

The Company is addressing the above risks by continuing to reduce its expenses. The costs of IT and employee benefits will be reduced significantly in 2018. In addition, the management has expressed interest in raising money for three of the Company fund managers.

### Use of estimates:
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

4

**Referral fees:**

The Company derives referral fee revenues from the introduction of accredited investors or qualified purchasers to hedge fund managers unaffiliated with the Company or any of its affiliates. The Company has agreements with various hedge fund managers to receive a portion of the hedge fund manager's management and/or performance fees based on assets the Company has placed with the hedge fund manager. These fees are recorded on the accrual basis when earned on a periodic basis, the Company evaluates its referral fees receivable and establishes an allowance for doubtful accounts, if necessary, based on a history of past write-offs and collections and current credit conditions.

The Company incurs fees to other individuals or entities which assisted in placing assets with the hedge fund manager.

**Cash equivalents:**

Investments in money market funds are classified as cash equivalents.

**Concentration risks:**
**Cash:**

The Company places its cash with high credit quality financial institutions. At times, such amounts exceed the current insured amount under the Federal Deposit Insurance Corporation ("FDIC").

**Income taxes:**

The Company, with the consent of its stockholders, has elected to be treated as an "S" Corporation under certain sections of the Internal Revenue Code and Section 660 Article 22 of New York State Tax Law. Under these sections, corporate income, in general, is taxable to the stockholders in proportion to their respective interests. The City of New York does not recognize "S" Corporations for income tax reporting purposes.

The Company accounts for city income taxes pursuant to the asset and liability method which requires deferred income tax assets and liabilities to be computed for temporary differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the temporary differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

**Income taxes:**

The Company has no unrecognized tax benefits at December 31, 2017. The Company's U.S. Federal, state and city income tax returns prior to fiscal year 2012 are closed. Management continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings.

The Company recognizes interest and penalties associated with tax matters, if applicable, as part of other expenses and includes accrued interest and penalties in accrued expenses in the statement of financial condition. The Company did not recognize any interest or penalties associated with tax matters for the year ended December 31, 2017.

**Note 2 - Related party transactions:**

The Company is party to an Administrative Service Agreement with Lyster Watson Management, Inc. (the "Affiliate") for which certain expenses are allocated between the Company and the Affiliate. Such expenses include professional fees, occupancy and related rent expenses and general and administrative expenses reflected in such captions on the accompanying statement of operations. As of December 31, 2017, the amount due to Affiliate is zero.

Effective January 1, 2013, compensation and benefits are paid by the Company. A portion (20%) of compensation and benefits for certain employees are allocated to the Affiliate.

**Note 3 - Net capital requirement:**

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2017, the Company had net capital of $14,950 which was $9,950 in excess of its required net capital of the greater of 6-2/3% of aggregate indebtedness or $5,000 minimum dollar net capital requirement. The Company's net capital ratio was 3.51 to 1.

**Note 4 - Income taxes:**

Net deferred tax liability is comprised as follows:

| | |
|---|---:|
| Deferred tax liability | $ (16,018) |
| Deferred tax asset | 4,646 |
| Deferred tax liability, net | $ (11,372) |

Deferred tax liability is attributable to the difference between accrual basis income (loss) and the cash basis income (loss) used for tax purposes.

**Note 5 - Shareholder agreement:**

In 2007, the Company amended and restated its existing shareholder agreement. The agreement provides that upon termination of employment, service or death of a shareholder or other events, as defined, such shareholder (or the shareholder's estate) shall have the right to sell its shares to the remaining shareholders. The selling price of the shares is based upon a formula based upon assets under management.

**Note 6 - Subsequent events:**

The Company has evaluated subsequent events through the date the financial statement was issued. No other events or transactions subsequent to December 31, 2017 through the date these financials were issued would require recognition or disclosure in these financial statements.